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Press Release                                         Source: Cannell Capital
LLC

Nine Percent Shareholder Cannell Capital LLC Sends Letter to Board: Calls ORCI on Attempt to Bury Premium Offers and Dilute Shareholders with "Greenmail"

SAN FRANCISCO, November 11, 2004 -Cannell Capital LLC "CC" announces it has sent a letter to John Short, the Chairman of the Board of Opinion Research (Nasdaq:
ORCI), calling on the Company to consider premium offers received and terminate the pending, dilutive equity offering. CC is a longstanding, significant shareholder of the Company and in its letter stated that "by issuing shares today, the Company is selling shares at a material discount to intrinsic value". The letter notes that $18M of proceeds from the equity issuance will be paid to LLR and asks "How is the payment of over $18 a share to one shareholder in the best interests of all shareholders?" CC further notified the Company that rather than watch the Board and Management ignore their fiduciary obligations to shareholders, it will seek to maximize the value of its shares. The text of the letter from Cannell Capital LLC to Mr. Short follows:

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                               CANNELL CAPITAL LLC
                              150 California Street
                           San Francisco, Calif. 94111

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                     Tel (415) 835-8300  Fax (443) 606-0067
                               info@cannellcap.com


                                          November 11, 2004

Mr. John F. Short
Chairman of the Board
Opinion Research Corporation
600 College Road East, Suite 4100
Princeton, NJ 08540

Dear Mr. Short,

Why dilute? Sell the Company!
I am writing to suggest that you terminate the proposed offering of 7,690,000 shares of common stock (the "Offering") announced on October 21, 2004, and to request the appointment of an independent advisor to conduct a full review of value-maximizing alternatives. Cannell Capital LLC currently owns about 565,000 shares - about 9% of Opinion Research Corporation (the "Company.")

Why are we at the back of the bus? 55% Dilution. Why?
The Offering prospectus says the purpose is to repurchase certain securities held by LLR Equity Partners and its affiliates. The LLR securities include 908,366 shares of convertible common stock, 740,500 warrants with an exercise price of $12 per share, and 10 shares of Series B Preferred with an aggregate liquidation preference of $100. At $6.50 per share, these securities are valued at less than $7.0 million. In exchange for these securities and for canceling certain conversion and other rights held by LLR, the Company proposes to pay LLR $18 million. How is the payment of over $18 a share to one shareholder in the best interests of all shareholders? Why the prejudicial behavior? Can we sell our shares at this price too? If so, how?
If not, why not?

Did Taylor Nelson once offer $16 a share?
We understand that the Company has in the past received credible offers from interested companies at prices representing a premium to the Company's current share price. Please confirm or deny the offer of $16 per share in 1999 by a British public company, Taylor Nelson ("TNN"). Have you proposed selling shares to Taylor Nelson at that valuation instead of selling shares in the Offering? What about other offers?

In September 2000, in a complaint filed in the Court of Chancery of the State of Delaware, Dr. Michael R. Cooper, your predecessor as Chief Executive Officer of the Company, said, "Management resisted these offers because such a potential acquisition would threaten their position of incumbency." To view the complaint, visit http://www.cannellcapital.com.

Since the offers, the Company has grown and business is improving. Above and beyond the selective scheme repurchase, by issuing shares today, the Company is selling shares at a material discount to intrinsic value. Just don't do it. At $6.50, ORCI is trading at nine times the Company's most recent earnings per share guidance for 2004, excluding one-off refinancing related charges.

"We believe that the outlook for our commercial market research business is improving, based on increasing backlog, the volume of new business inquiries we are receiving and the proposals we are submitting to potential clients. We also expect our social research business to continue to meet our expectations," you stated on October 28, 2004.

Less than two months ago, Harris Interactive paid 80% of sales and 7-8x EBITDA for WirthlinWorldwide, an opinion research and strategic consulting firm. Ascribing these multiples to ORCI's financials generates a price of about $13 per share (7.5x EBITDA is approximately $10 per share, 80% of sales is over $16 per share). I do not see how selling shares at 50% of this value is in the best interests of shareholders, particularly if business is improving as you suggest.

We oppose the proposed Offering which suggests a pattern of a Board ignoring their fiduciary obligations to shareholders, as described in the complaint by Dr. Cooper. While you personally earned more than $1.5 million over the last three years, the Company generated cumulative losses of $10 million, and the stock declined.

You work for the majority of shareholders, not just a few. We offer our shares to you at $17, below that of LLR. We will seek to maximize the value of our shares and suspect that other shareholders may follow suit when they consider how they are being treated.


Sincerely,



/s/ J. Carlo Cannell
Managing Member